Exhibit 2.1
AGREEMENT FOR THE PURCHASE AND SALE
OF SHARES
BY AND AMONG
TRW
AND
Ms. Nuria Castellón García;
Mr. Luis Gras Tous;
Ms. Maria Luisa Gras Castellón and
Mr. José Ramón Sanz Pinedo
Madrid, September 6, 2005

Index

Parties	3

Recitals	4

Clauses	6

1. Definitions	6
1. Purchase and Sale	6
2. Access to the Business and Activities of the DME Group	7
3. Purchase Price	7
4. Conditions Precedent	10
5. Closing	11
6. Sellers’ Obligations During the Interim Period	13
8. Representations and Warranties of the Sellers	17
9. Representations and Warranties of the Purchaser	18
10. Obligation to Indemnify by the Seller	18
11. Time Limits — Limitation of Liabilities	20
12. Claims Procedure for Indemnity of Losses	21
13. Sellers’ Non-Competition	24
14. Confidentiality	24
15. Actions After Closing	25
16. Bank Guarantees	25
17. Miscellaneous	26
18. Governing Law & Jurisdiction	29
19. Language	29

LIST OF SCHEDULES	31

DEFINITIONS	32
* * *

Agreement for the Purchase and Sale of Shares
In Madrid, on September, 6th, 2005.
Parties
Of the first part,
(1)	Ms. Nuria Castellón García of legal age, with domicile in Madrid, Ronda de Sobradiel, 3, and Identification Number 01456600-X.

(2)	Mr. Luis Gras Tous of legal age, with domicile in Madrid, Ronda de Sobradiel, 3, and Identification Number 36215351-B;

(3)	Ms. María Luisa Gras Castellón of legal age, with domicile Madrid, C/ Piquer, 2, and Identification Number 2183747-N.; and

(4)	Mr. José Ramón Sanz Pinedo of legal age, with domicile in Madrid, C/ Piquer, 2, and Identification Number 51589424-X;

Hereinafter all of them to be collectively referred to as the “Sellers” and individually and indistinctly as a “Seller”.
Of the second part,
(5)	TRW Automotive Inc, a company incorporated and organized under the laws of Delaware, USA, whose registered office is 12001 Tech Center Drive, Livonia, Michigan, USA, and Automotive Holdings (Spain), S.L., a company duly organised and incorporated under the laws of Spain, with principal office at Polígono Industrial Landaben C/D, s/n, 31012, Pamplona (Spain) and holder of Tax Identification Number B-1774094 (hereinafter jointly called, “TRW” or the “Purchaser”), respectively represented by Mr. Guenter Brenner, of legal age, German nationality, bearer of Passport number 6386502642, in force, and Mr. Roderick McLaren, of legal age, British nationality, bearer of Passport number 702200257, in force.

Hereinafter the Sellers and the Purchaser to be collectively referred to as the “Parties”.

Recitals
I.	Whereas the Sellers are the direct holders of the ownership interests in the following companies, as detailed in Schedule I:
a)	Dalphi Metal España, S.A., (“DME”) representing 68,3994% of the share capital of such company (the “DME Shares”);

b)	Dalphi Metal Seguridad, S.A., (“DMS”) representing 2% of the share capital of such company (the “DMS Shares”)

c)	Dalphi Metal Internacional, S.A., (“DMI”) representing 2% of the share capital of such company (the “DMI Shares”).

d)	Dalphi Metal Portugal, S.A., (“DMP”) representing 2% of the share capital of such company (the “DMP Shares”),

e)	Safe Life Industria de Componentes de Segurança Automovel, S.A (“SL”) representing 0.0004% of the share capital of such company,

f)	Safe Bag Industria Componentes Segurança Automovel, S.A (“SB”), representing 0.05% of the share capital of such company,

g)	Dalphi Metal Tunisie, S.A.R.L. (“DMT”) representing 0.0083% of the share capital of such company,

h)	Dalphi Metal Brasil, L.T.D.A. (“DMB”) representing 1% of the share capital of such company,

i)	Spria S.A., one share, representing 0.00005% of the share capital of such company
II.	Whereas DME together with the Sellers controls the voting rights set out next to each of the Companies listed below, in which DME is the direct or indirect holder of the following ownership interests as indicated below, as detailed in Schedule II:
a)	Dalphi Metal Adriaticus (100%)

b)	Dalphi Metal Ltd. (100%)

c)	Dalphi Metal Italia, S.R.L. (100%)

d)	Dalphi Metal France, S.A.R.L. (100%)

e)	Safe Life Industria de Componentes de Segurança Automovel, S.A. (100%)

f)	Dalphi Metal Tunisie, S.A.R.L. (100%)

g)	Safe Bag Industria Componentes Segurança Automovel, S.A. (100%)

h)	Dalphi Metal Brasil, L.T.D.A. (100%)

i)	Spria, S.A. (49,99%)

j)	Dalphi Metal Seguridad, S.A. (51%)

k)	Dalphi Metal Internacional, S.A. (51%)

l)	Dalphi Metal Portugal, S.A. (51%)

m)	Mediterránea de Volants, S.L. (49%)

n)	Pimsa Direksiyon Sanayi ve Ticaret, A.S. (26,5000%)

o)	Garevol, S.L. (25%)

p)	Céltica de Componentes del Automóvil, S.L. (25%)

q)	Nihon Plast Co. Ltd (approximately 10.39% following the capital increase announced on July 29th, 2005. The ownership interest currently represents 13.09%)

r)	CTAG (7.3150%)
III.	Whereas for the purposes of further reference in this Agreement, all the companies of Recitals I and II shall collectively referred to as the “DME Portfolio”, and shall be classified as follows:
(i)	Dalphi Metal Adriaticus, Dalphi Metal Ltd., Dalphi Metal Italia S.R.L., Dalphi Metal France, S.R.A.L., Safe Life Industria de Componentes de Segurança Automóvel, S.A., Dalphi Metal Tunisie, S.A.R.L., Safe Bag Industria Componentes Segurança Automovel, S.A., Dalphi Metal Brasil, L.T.D.A. and Spria S.A. will be collectively referred to as the “Controlled Subsidiaries”;

(ii)	Dalphi Metal Seguridad, S.A., Dalphi Metal Internacional, S.A. and Dalphi Metal Portugal, S.A. shall be collectively referred to as the “Relevant Companies”; DME, Controlled Subsidiaries and Relevant Companies together will also be referred to as the “DME Group” and

(iii)	All other equity interests not listed under Clauses (i) and (ii) above shall be collectively referred to as the “Other Participations”.
IV.	Whereas the principal activities of the DME Group mainly consist of the design, development, production, commercialization, sale and distribution of automotive safety systems, including in particular steering wheels, bags, airbag inflators and modules (the “Activities of the DME Group”).

V.	Whereas the Parties recognize and acknowledge the rights under the laws of Spain, France and Portugal of minority shareholders in the DME Group, and TRW will extend the offer to acquire the shares of the minority holders, subject however to successful negotiations on terms and conditions, appropriate agreements and taking into account the particular circumstances of the minority holders.

VI.	Whereas pursuant to the Letter of Intent dated May 10, 2005 among the Parties, TRW and its representatives have conducted certain limited due diligence reviews.

VII.	Whereas the Parties believe the Transaction is in the best interests of the DME Group, its customers, employees and shareholders.
Therefore, intending to be legally bound, the Parties hereto enter into this sale and purchase agreement (the “Agreement”) which shall be governed by the following.
Clauses
1.	Definitions

1.1	For purposes of this Agreement, the terms appearing in Schedule 1.1, shall have the meaning set forth therein.

2.	Purchase and Sale

2.1	The Sellers hereby agree to sell, and Purchaser hereby agrees to buy, full title to the Shares identified in Schedule 2.1 for the Purchase Price and subject to the conditions set out in this Agreement.

2.2	The Shares shall be sold and transferred free of liens, options, encumbrances, claims or any other seizure rights or Personal Rights (“Derechos Personales”) in favor of third parties and shall be sold and transferred with all economic, voting and other rights that are inherent thereto.

2.3	The Parties hereby agree that on Closing, at TRW’s option, the effective acquisition of the Shares could be implemented totally by any one of the companies identified as Purchaser, or partially by both of them in the proportion TRW deems appropriate on Closing. In all events TRW Automotive Inc. and Automotive Holdings (Spain) S.L. assume jointly and severally (“solidariamente”) all obligations undertaken by Purchaser under this Agreement.

2.4	Completion of the Transaction is subject to the satisfaction of the Conditions Precedent.

3.	Access to the business and Activities of the DME Group

3.1	Subject to the terms and conditions of this Agreement, the Purchaser acquires from the Sellers the Shares. By acquiring the Shares, the Purchaser is acquiring control over the business activity of DME and over its assets and rights. Furthermore, the Purchaser acquires indirect control over the business activities of the Controlled Subsidiaries and the Relevant Companies and over their respective assets and rights.

3.2	The transfer of title and access to control described in the preceding paragraph constitute the cause and final purpose of this purchase and sale transaction.

4.	Purchase Price

4.1	The Purchase Price for the Shares shall be € 112,500,000.00 (in words: Euros one hundred and twelve million and five hundred thousand) plus or minus (as the case may be) the amount of the Adjustment, if any.

4.2	On the Closing Date, the Purchaser shall deposit € 6,000,000 of the Purchase Price (in words Six Million Euros) into an interest bearing escrow account with an escrow agent reasonably satisfactory to the Parties (the “Escrow Fund”) pursuant to the instructions to the escrow agent as set out in Schedule 4.2. On the Closing Date the balance of the Purchase Price (i.e. € 106,500,000.00) shall be paid to the Sellers in the following manner:
(a)	By collective nominative bank draft of €39,000,000.00; and

(b)	By individual bank checks and in the respective amounts expressly stated in Schedule 4.2 (b).
4.3	Post closing Adjustments:
a)	Closing Audit: Promptly after the Closing Date, the Purchaser will cause either ERNST & YOUNG, S.L. or KPMG AUDITORES, S.L., at Purchaser’s sole option, (the “Auditors”), independent certified public accountants, to conduct an audit of the Closing Financial Statements including the individual and consolidated DME Group balance sheet as of Closing Date (the “Closing Balance Sheet”). Within ninety (90) days after the Closing Date or as soon thereafter as reasonably possible, the Auditors will deliver to the Sellers and the Purchaser a report (the “Auditors’ Report”) based on the audit stating the net book value of assets included in the Closing Balance Sheet (the “Closing Assets”) and the book amount of liabilities included in the Closing Balance Sheet (the “Closing Liabilities”), as the same were (or should have been) reflected on the books of the DME Group as of the Closing Date in accordance with the accounting principles described in clause 4.3(c) hereof.

b)	Review by Sellers: Following receipt of the Auditors’ Report, Sellers will be afforded a period of thirty (30) days to review the Closing Balance Sheet, audit working papers, and the Auditors’ Report on the Closing Financial Statements. At or before the end of that period, Sellers will either (i) accept the Auditors’ Report in its entirety, in which case the Closing Assets and the Closing Liabilities will be deemed to be as set forth on the Auditors’ Report, or (ii) deliver to the Purchaser and the Auditors written notice and a detailed written explanation of those items in the Auditors’ Report or Closing Balance Sheet which Sellers dispute, in which case the net book value of the Closing Assets and the book amount of the Closing Liabilities not affected by the disputed items will be deemed to be as set forth on the Auditors’ Report and the items identified by Sellers shall be deemed to be in dispute. Within a further period of thirty (30) days from the end of the aforementioned review period, the Parties will attempt to resolve in good faith any disputed items. Failing such resolution, the unresolved disputed items will be referred for final binding resolution to a second internationally-recognized firm of certified public accountants mutually acceptable to the Purchaser and Sellers. The identity of this second accountant shall be immediately notified by both Parties to the Escrow Agent upon appointment. The net book value of Closing Assets and book amount of Closing Liabilities affected by such unresolved disputed items (if any) will be deemed to be as determined by such second firm in accordance with the accounting principles described in this clause 4.3(c) within thirty (30) days of such reference. The decision of such second firm will not be appealable by the Purchaser or Sellers. The fees of the second firm of certified public accountants will be shared equally between Purchaser and Sellers.

c)	Accounting Principles: The net book value of the Closing Assets and the book amount of the Closing Liabilities will be determined in accordance with Spanish generally accepted accounting principles as properly and consistently applied by the DME Group in the past except that, for purposes of the Adjustment, (i) the assets and liabilities of Spria, S.A. will be fully consolidated in the Closing Balance Sheet as well as from the calculation of the Base-Line Net Book Value (as defined below) and both shall be pro-forma for DME’s ownership of 100% of Spria’s share capital; (ii) the value of the interest in Nihon Plast Co. Ltd will be excluded from the calculation of both the Base-Line Net Book Value and the Closing Net Book Value; (iii) the Closing Net Book Value and the Base-Line Net Book Value will be pro-forma for DME’s ownership of 51% of the share capital of DMI, DMS and DMP; and (iv) there will be no increase in provisions for environmental matters beyond those previously in existence, those arising from matters occurring after December 31, 2004 and those agreed to by Sellers and Purchaser as a result of Purchaser’s due diligence. Only assets and liabilities reflected on the consolidated balance sheet of the DME Group (or which should have been) in accordance with the aforementioned accounting principles will be taken into account for purposes of determining the Closing Net Book Value.

d)	Base-Line Net Book Value: The Base-Line Net Book Value will be an amount equal to € 86,157,000.00(in words: eighty six million one hundred and fifty-seven thousand euros), pursuant to the calculation provided in Schedule 4.3 d).

e)	Determination of Closing Net Book Value: The Closing Net Book Value will be an amount equal to the net book value of assets included in the Closing Assets minus the book amount of liabilities included in the Closing Liabilities as of the Closing Date, both as determined under clauses 4.3(a) and (b) hereof.

f)	Amount of Adjustment: If the Closing Net Book Value is equal to the Base-Line Net Book Value, then the Adjustment will equal zero. If the Closing Net Book Value is more than the Base-Line Net Book Value, then the Adjustment will be a positive amount equal to [68.3994%] of the amount by which the Closing Net Book Value is more than the Base-Line Net Book

Value. If the Closing Net Book Value is less than the Base-Line Net Book Value, then the Adjustment will be a negative amount equal to [68.3994%] of the amount by which the Closing Net Book Value is less than the Base-Line Net Book Value, provided however that such negative Adjustment will never exceed the amount of €6,000,000.00.

g)	Payment of Adjustment: If the Adjustment is a positive amount, then the Purchaser will pay Sellers the amount of the Adjustment and the escrow agent will release to Sellers the Escrow Fund, within ten (10) business days after the final determination of the amount of the Adjustment pursuant to clause 4.3(f) hereof. If the Adjustment is a negative amount, then the escrow agent will release (i) to Purchaser, the amount of the Adjustment and (ii) to Sellers, any balance of the Escrow Fund after deducting the Adjustment.

h)	Without prejudice to the Adjustment as indicated above, the Purchase Price, and therefore the payment of the € 106,500,000 to be delivered on Closing to the Sellers, will be reduced in the amounts paid to the Sellers by the corresponding DME Group companies in consideration for the effective transfer of the minority interest stakes pursuant to Schedule 7.2
5.	Conditions Precedent

5.1	The completion of the Transaction is subject to the satisfaction of each and every one of the following conditions precedent:
a)	The European Commission shall have issued a decision that the concentration is compatible with the common market under the Merger regulations of the European Union (or having been deemed to have done so) and, in the event of a referral of the proposed transaction to a competent authority of a European State, no such state shall have restrained or prohibited the consummation of the Transaction.

b)	The absence of any Material Adverse Change between Signing and Closing.

c)	The Representations and Warranties of Sellers contained in this Agreement shall be true, accurate, and complete in all material respects as of the date hereof and as of the Closing Date (as if such Representations and Warranties had been made anew as of the Closing Date), in accordance with Schedule 6.4 f).

d)	The Sellers shall have provided a First Demand Bank Guarantee in accordance with clause 16.1 of this Agreement.

5.2	Each of the Parties undertakes to use its best efforts to carry out the actions and process the documents necessary to obtain the aforementioned authorizations, consents, verifications and agreements reasonably in advance.

5.3	Should all the conditions precedent referred to in Clause 5.1 not be fulfilled by March 31, 2006, and should the Purchaser not have waived those conditions pending fulfillment or the Parties having set a new date therefor, this Agreement shall be rendered without any effect whatsoever, except for the provisions referring to confidentiality under this Agreement, without any of the Parties having any claim against the other as a consequence thereof, except in the event of a breach of its obligations under Clause 5.2.

6.	Closing

6.1	The Closing Date shall take place the last Business Day of the month in which the Condition Precedent set out in Clause 5.1.a) shall have been fulfilled and notified to the Purchaser or have been deemed to have occurred, provided however that if such notice has been served (or deemed to have been done) less than 10 calendar days prior to the end of such month, Closing Date shall occur on the last Business Day of the following month. Purchaser undertakes to inform Sellers within 3 Business Days of having received notification of the European Commission decision.

6.2	On the Closing Date, the Parties shall execute the transfer of title to the Shares before a notary public by the delivery of the Shares and their endorsement and complete the other actions set out in clause 6.4.

6.3	The Closing shall take place in Madrid, at [12:00 pm] at the offices of the Notary Public [Mr. Carlos de Prada Guaita] or any other notary or location mutually agreed by the Parties.

6.4	On the Closing Date:
a)	The Purchaser or the Sellers shall deliver a copy of the document evidencing the satisfaction of the Condition Precedent set out in Clause 5.1 a).

b)	The Parties shall exhibit powers of attorney sufficient for the execution of the Transaction and the other transactions contemplated by this Agreement and state before the Notary the satisfactory completion of Conditions Precedent set out in Clause 5.1.

c)	The Sellers shall deliver certificates evidencing their compliance with the requirements of Clause 7.1, the completion of the matters covered by Clause 7.2 and the absence of any Material Adverse Change, in accordance with the form set forth in Schedule 6.4 c).

d)	The Sellers shall deliver a certificate issued by the management body of each of the companies in which shares are being transferred evidencing the completion of the requirements set out in the Articles of Association for the transfer of the shares in accordance with the terms set forth in Schedule 6.4 d).

e)	The Sellers shall deliver to the Purchaser a certificate evidencing the continued validity and effectiveness of the Representations and Warranties on the Closing Date, in accordance with the terms of Schedule 6.4 e).

f)	The Sellers shall deliver to the Purchaser an irrevocable first demand bank guarantee (“Aval a primer requerimiento”) in the amount of €39,000,000 (in words: Thirty-nine million Euros) in accordance with clause 16.1 of the Agreement.

g)	The Sellers shall deliver to the Purchaser the certificates of title representing the Shares duly endorsed in favor of the Purchaser and shall deliver to the Notary Public all the public deeds or documents that justify ownership of the Shares for due recording of the transfer on such original titles of ownership.

h)	The Purchaser shall pay to the Sellers and deliver to the escrow agent the Purchase Price in the manner provided for in Clause 4.2.

i)	Sellers shall have performed and complied with all agreements and conditions required by this Agreement to be performed or satisfied by Sellers, and Sellers shall deliver to Purchaser all documents, certificates, and instruments required to be delivered by Sellers under the terms of this Agreement.

j)	Sellers shall have delivered to the Purchaser the letter related to the lease agreements set out in accordance with Schedule 6.4.j)
6.5	All of the actions described in this clause 6 shall be undertaken simultaneously as a single transaction (“unidad de acto”). Consequently, none of the foregoing actions shall be held to have been completed until such time as each and every one of the other actions is completed.

7.	Sellers’ Obligations During the Interim Period

7.1	During the Interim Period, the Sellers shall act, and cause DME, the Controlled Subsidiaries, the Relevant Companies and where applicable and to the extent possible, given the rights of Directors and/or shareholders or pursuant to contract, the Other Participations, to act with the greatest diligence to:
a)	Avoid any act or omission which could cause a Material Adverse Change to any of the DME Portfolio;

b)	Maintain the current organizational structure, management team, Personnel, and network of agents of the DME Portfolio, as well as the commercial relations with suppliers, customers, creditors, agents, lessors of real estate leased by such companies, and any third parties with which such companies maintain relations;

c)	Conduct the operations of the DME Portfolio in the Ordinary Course of Business, consistent with past practice as to nature, scope and manner of carrying on the business, taking into special consideration the signing of this Agreement and the protection, to the greatest extent possible, of all of the rights thereby acquired, or intended to be acquired by the Purchaser;

d)	Direct and manage the DME Portfolio in such a manner as to maintain the full truthfulness, accuracy, and completeness of the terms of the Representations and Warranties on the Closing Date;

e)	Inform and submit for the prior written approval of the Purchaser such actions, facts or omissions which arise outside the Ordinary Course of Business and specifically shall not, without the previous written consent from the Purchaser, which consent shall not be unreasonably withheld and which consent shall be deemed to have been given fifteen (15) calendar days after receipt by the Purchaser of the written request for approval unless Purchaser notifies Sellers otherwise:
(i)	Assume any obligation or responsibility except for those that arise in the Ordinary Course of Business and on an arms length basis;

(ii)	Issue, or adopt any resolution to issue shares, obligations, bonds, options, warrants or other securities or financial instruments of an analogous nature;

(iii)	Assume effective or contingent obligations or responsibilities (including, but not limited to, financial leasing or unregistered transactions) outside the Ordinary Course of Business and not under normal market terms and conditions or enter into any unusual, abnormal or onerous contract or commitment.

(iv)	A) Declare, agree or distribute final or interim dividends or other distributions from any of the DME Portfolio’s reserves or funds or make other payments in favor of the Sellers, previous shareholders or members of the board other than for the transfer of DMS, DMP and DMI shares and all other minority interest stakes, all of it pursuant to Schedule 7.2 and pay-roll; or B) cause or permit any of the DME Portfolio to acquire its own shares or redeem or reclassify its shares, increase or reduce its share capital.

(v)	Sell, assign, lease or in any other way transfer or subject to liens and encumbrances, any of its tangible or intangible assets or shares owned by the DME Group in the DME Portfolio.

(vi)	Grant guarantees or modify the provisions of already existing guarantees, lend money or advance payments to third parties, including the Sellers (except to the extent required in the Ordinary Course of Business and consistent with past practices for operation of the current DME Group cash management system), or execute any additional loan or credit facility agreements, or modify the provisions of already existing loans or credit facility agreements.

(vii)	Cancel credits, or waive any right to claim from third parties.

(viii)	Modify the articles of association of any DME Portfolio except as may be specifically required by law.

(ix)	Increase the remuneration of or establish additional consideration of any kind payable to directors, executives or employees of any of the DME Portfolio, or otherwise enter into or alter any employment, consulting or managerial services agreements relating to the DME Portfolio in excess of amounts required by a legally binding contract entered into prior to Signing and disclosed to Purchaser in due diligence.

(x)	Breach, cancel or amend any of the contracts, agreements or insurance policies that are binding on any of the DME Portfolio.

(xi)	Commit to make, or to make any capital expenditures per project in excess of €500,000.00 (in words: Euros five hundred thousand), or increase any previous commitment for capital expenditures in excess of such amount.

(xii)	Change or enter into collective bargaining agreements or other collective labor contracts.

(xiii)	Enter into any lease of real or personal property or any renewals thereof involving a term of more than one (1) year or rental obligation exceeding €50,000.00 Euros (in words: Euros fifty thousand) per annum in any single case.

(xiv)	Commence, enter into, or alter any pension, retirement, profit-sharing, employee stock option or stock purchase, bonus, deferred compensation, incentive compensation, life insurance, health insurance, fringe benefit, or other employee benefit plan or arrangement affecting employees of the DME Portfolio.

(xv)	Accelerate or delay the manufacture, sale or shipment of products of the DME Portfolio other than pursuant to specific requests initiated by customers.

(xvi)	Make or change any Taxes or taxes accounting method, settle any tax audit or proceeding, or file any amended tax returns, except in the Ordinary Course of Business consistent with past practice.
f)	Without prejudice to the provision in section (e) above, and provided that Sellers notify in English any urgent request to TRW Automotive GmbH, Industrie Strasse 20, 73551, Alfdorf, Germany, to the attention of Mr. Günter Brenner, Mr. Rod McLaren or Mr. Josef Hermes, Purchaser will undertake its best efforts to respond to Sellers within five (5) Business days after receipt of such urgent request for approval.

g)	Subject to, and in compliance with, applicable antitrust regulation, requirements and limitations and so long as it does not unreasonably interfere with the ordinary conduct of business, Sellers shall permit the Purchaser as broad as possible access to the Personnel, real estate, installations, contracts, books and registries and any other additional information of a financial, operational or analogous nature, or any other relevant information for the DME Portfolio which the Purchaser could reasonably request.

7.2	During the Interim Period the Sellers shall act, and cause DME, the DME Controlled Subsidiaries, the Relevant Companies and, where applicable and to the extent possible, given the rights of Directors and shareholders or pursuant to contract, the Other Participations, to complete the actions set forth in Schedule 7.2.

7.3	Material breach by the Sellers of the terms provided for in the preceding paragraphs of this clause shall give the Purchaser the option to demand specific performance of the Agreement or to terminate this Agreement pursuant to article 1124 of the Civil Code, without prejudice to any other remedies that Purchaser may be entitled for such breach.

7.4	The same optional right to demand performance or to terminate this Agreement shall be granted to the Purchaser should any Material Adverse Change occur. If Purchaser elects to demand performance, the amount of the Loss resulting from the Material Adverse Change shall be deducted from the Purchase Price as an adjustment subject to Clause 4.3 and shall not prejudice or reduce Sellers’ liability under the Agreement for breaches of the Representations and Warranties or the First Demand Bank Guaranty securing such liability.

7.5	Sellers may claim, as full and complete liquidated damages for breach of Purchaser’s obligations under this Agreement, the full amount of € 10,000,000 in the Purchaser’s Bank Guarantee (as defined in Clause 16.2) provided that a court of competent jurisdiction determines in a firm and final judgment either:
(i)	A) each of the conditions precedent set forth in Clause 5.1 has been satisfied, B) the Sellers complied with all of their obligations under the Agreement and C) Purchaser’s failure to complete the Transaction was a breach of this Agreement; or

(ii)	That the Condition Precedent set out in Clause 5.1 (a) has not been fulfilled due to a breach of Purchaser’s obligations under Clause 7.6 of this Agreement.
In such events, Purchaser will have no further obligations or liabilities to Sellers of any type in respect of breach of this Agreement.

7.6	Notification to the Antitrust Authorities

Purchaser will notify this Agreement to the competent antitrust authorities in all jurisdictions where it is required to do so promptly after signing. The Parties shall fully cooperate and be jointly responsible for the conduct of the proceedings before the antitrust authorities and shall cooperate fully and promptly to gather information. The Parties shall each provide to such authorities all information and materials reasonably requested in connection with such proceedings. Other than such antitrust notification, neither Purchaser nor Sellers have any knowledge that any other government or regulatory filing, condition, consequence or approval is required.

8.	Representations and Warranties of the Sellers

8.1	Schedule 8.1 sets forth the Representations and Warranties which the Sellers make jointly and severally in favor of the Purchaser (the “Representations and Warranties”). The Sellers, jointly and severally, represent and warrant that the Representations and Warranties are true, accurate and complete, without omitting any fact or circumstance which would alter, restrict or condition the content and scope of such Representations and Warranties.

8.2	The Purchaser’s decision to purchase the Shares for the Purchase Price and upon the other terms established in this Agreement is based essentially on the existence, truthfulness, accuracy and completeness of the Representations and Warranties.

8.3	On the basis of the foregoing and on the terms of Schedule 8.1, the Sellers shall be liable to the Purchaser for the truthfulness, accuracy, and completeness of the Representations and Warranties on the terms of clause 10. For the avoidance of doubt, the Sellers shall not be liable for the circumstances declared in the Disclosure Annexes, except if such circumstances are included in the Recoverable Exceptions.

8.4	The completion by the Purchaser (or its advisors) of investigations and audits of the business, financial, accounting, environmental, information technologies and systems, legal and tax circumstances (“due diligence”) of some of the DME Group companies does not in any way exempt or limit the liability of the Sellers, except for matters A) declared in the Disclosure Annexes that are not included in the Recoverable Exceptions and B) covered by Clause 10.2 (iv) that are not included in the Recoverable Exceptios.

8.5	The Representations and Warranties shall be understood as referring to the Signing, unless express reference is made to another date.

8.6	On the Closing Date the Sellers shall certify to the Purchaser the validity and effectiveness of the Representations and Warranties as of the Closing Date in accordance with the terms of Clauses 5.1.c) and 6.4.f).

9.	Representations and Warranties of the Purchaser

9.1	Schedule 9.1 sets out the Representations and Warranties which the Purchaser makes in favor of the Sellers. The Purchaser represents and warrants that the Representations and Warranties of the Purchaser are true, accurate and complete, without omitting any fact or circumstance which would alter, restrict or condition the content and scope of such Representations and Warranties.

9.2	On the Closing Date Purchaser shall certify to Sellers the validity and effectiveness of the Representations and Warranties.

10.	Obligation to Indemnify by the Seller

10.1	Subject to the time limits set forth in Clause 11 of this Agreement, the Sellers shall jointly and severally (“Solidariamente”) indemnify and hold harmless the Purchaser from, against and in respect of any and all loss, including Taxes that might be imposed on Purchaser as a result of such indemnity, harm, prejudice, charge, responsibility, debt, capital loss, fine, surcharge, interest or expense (including fees and costs for lawyers, prosecutors, notaries, auditors, accountants, experts, appraisers or other professionals) caused by (i) breach, inaccuracy (whether caused by omission or otherwise) or untruthfulness of any of the Representations and Warranties which arose or resulted from any act, omission, fact or occurrence originating prior to Closing; or (ii) any Recoverable Exception; or (iii) breach of any other obligations, undertakings, provisions, terms and conditions or agreements set out in this Agreement; or (iv) non compliance with laws and regulations applicable to the construction, technical characteristics, area and security of real estate; or (v) the use of materials considered by competent authorities to be dangerous or prohibited for the construction of real estate (hereinafter “Losses” or “Loss”). For the calculation of Loss imposed on the Purchaser, DME’s ownership interest in Spria shall always be considered to be 50%.

10.2	For the avoidance of doubt, Losses shall not include, whatever their nature and amount might be, circumstances or obligations which (i) are duly reflected and supported in the Closing Consolidated and Individual Financial Statements but only up to the amount which has been accounted or provisioned for, as the case may be; (ii) are the object of express exemption from liability in this Agreement; (iii) are duly specified in the Disclosure Annexes, but only up to the amount which has been specified when applicable, in the respective Disclosure Annexes, provided always that they are not also included in the Recoverable Exceptions; (iv) are at the time of Signing actually known by the individuals named in Clause 4 of Schedule 9.1 to constitute a breach of Seller’s Representations and Warranties, provided always that they are not also included in the Recoverable Exceptions; or (v) relate to damages to the reputation of the DME Group or the Purchaser.

10.3	For the sake of further clarity in appropriate circumstances, Losses will be calculated in respect of Purchaser’s ownership interest acquired pursuant to this Agreement. For example, if a claim related to a 10 million euro obligation of DME, Purchaser’s Loss would be 6.83994 million euro (68.3994%) of the obligation. Conversely, if a claim related to a 10 million Euro defect in title of the Shares, Purchaser’s Loss would be 10 million Euro (100%).

10.4	The amount of indemnity for each Loss is understood as being net of (a) any indirect Taxes payable by the Purchaser as a consequence of the indemnity and (b) the net amount of any recovery actually received under insurance policies of the DME Group. The amount of any Loss for which indemnification is provided under this Agreement will (i) be reduced to take account of any net Tax benefit, as and when actually included by the Group Company having the Loss or the Purchaser within the tax return corresponding to the fiscal period when the Loss is suffered, arising from (A) the incurrence or payment of any such claim or Tax and (B) any correlative adjustments or changes in Tax treatment that occur as a result of the adjustment or change giving rise to such Loss and (ii) increased to take account of any net Tax cost arising from the receipt of indemnity payments hereunder (including any Tax resulting from the payment required under this clause) included by the indemnified party within the tax return corresponding to the fiscal period when the indemnification is collected from the Sellers.

10.5	Except for any amount required to be treated for Tax purposes as interest, all indemnity payments under Clause 10 of this Agreement will be treated as an adjustment to the Purchase Price paid for the Shares for tax purposes.

11.	Time Limits — Limitation of Liabilities — Threshold

11.1	Without prejudice to the provision set out in Clause 11.2, the limitation period (“plazo de caducidad") for all claims for Losses shall be three years from the Closing Date (“Time Limit”), unless the Purchaser has submitted to Sellers, on or before the Time Limit has elapsed, a Notice of Loss as defined in Clause 12.1.a. The Purchaser must initiate legal proceedings before a court of justice at the latest of (i) the Time Limit; or (ii) nine (9) months after the aforementioned written notice has been served to the Sellers.

11.2	By way of exception to the foregoing, the limitation period for claims for Losses based on tax, labor and social security related matters and for Losses based on Sellers’ capacity and authority and Title to the Shares shall be the respective statute of limitation established by applicable law. For the sake of greater clarity, the Parties expressly state and acknowledge that, according to Spanish and Portuguese law, any claim made by the relevant competent authority or third party regarding any of the subject matters referred to in this Clause within the corresponding statute of limitations interrupts the applicable limitations period of each such claim until final settlement.

11.3	Sellers’ obligation to indemnify, defend, or hold the Purchaser harmless from or against any Loss shall be limited to €39,000,000.00 (in words: Euro thirty nine million). This limitation shall not apply: (i) to any Loss arising out of a breach of the Representations and Warranties on Schedule 8.1 regarding A) Sellers’ capacity and authority to represent; or B) title to the Shares; or (ii) a breach of non-compete agreements referred to in Clause 13; or (iii) any failure of the Sellers to comply with the obligations undertaken pursuant to Clause 7.1.e). For the avoidance of doubt, amounts collected by Purchaser from Sellers for Losses other than those derived from (i), (ii) and (iii) above, shall reduce the maximum liability of the Sellers obligation to indemnify.

11.4	Sellers’ obligation to indemnify shall accrue only if the aggregate of all Losses exceed the amount of € 1,500,000.00 (in words: Euro One Million and five hundred thousand) (the “Threshold”). If the Losses exceed the Threshold, Sellers’ obligation for indemnification shall accrue for the full amount of all Losses and not only for the amount which exceeds the Threshold, and the procedures set out in Clause 12 shall apply. Notwithstanding the above, the Threshold does not apply to Losses in relation to all circumstances disclosed by Sellers in Annex 12.10 (i.e. the Loss shall be payable from the first euro). Payments by Sellers for such Losses in relation to all circumstances disclosed by Sellers in Annex 12.10, will not be considered for purposes of reaching or exceeding the Threshold.

12.	Claims Procedure for Indemnity of Losses

12.1	In the event of a Loss not arising from a claim by a third party, the following procedures shall be followed:
a.	The Purchaser, directly or through any other person acting on behalf of the Purchaser, acting with reasonable diligence from the date on which it had knowledge of the Loss, shall notify the Sellers of the existence of the Loss and the indemnity claimed (the “Notice of Loss”). By serving Notice of Loss, the Time Limit will no longer be applicable to such claim and, therefore, the Sellers will be liable vis-à-vis the Purchaser until a final settlement is reached in relation to such claim, either by mutual agreement or otherwise by firm, final and binding judicial resolution.

b.	The Notice of Loss shall include (i) a description of the Loss; (ii) the basis of the claim; and (iii) any other information or documentation reasonably available to the Purchaser on which Purchaser relies to substantiate its claim.

c.	Within (10) Business Days from receipt of the Notice of Loss, the Sellers shall notify the Purchaser of (i) their acceptance of the claim and their obligation to pay the corresponding amount of the Loss in accordance with the Purchaser’s claim, or (ii) their rejection, whether in whole or in part, of the claim for the amount of the Loss.

d.	In the circumstance provided for in Clause 12.1c)(i), the Sellers shall pay to the Purchaser the amount of the Loss within thirty (30) calendar Days following the end of the aforementioned period for responding to the Notice of Loss.

e.	Sellers’ rejection of a claim (partially or totally) pursuant to Clause 12.1c)(ii) shall not prejudice or limit whatsoever the Purchaser’s rights to indemnification pursuant to Clause 10 or Purchaser’s rights to pursue a claim against the First Demand Bank Guarantee.

f.	If, within the ten (10) Business Days following receipt of the Notice of Loss, Sellers have not delivered their response to the Purchaser, the Sellers shall be deemed to have rejected the claim as well as their obligation to pay the amount of the Loss as claimed by the Purchaser.

12.2	In the event of a Loss arising from a claim by any third party including any tax authorities, labor, social security, administrative or other government entity, and whether through judicial or administrative proceedings, whether by judicial or extrajudicial means (“Third Party Claim”) against the Purchaser or any company in the DME Portfolio (hereinafter the “Affected Company”), the following procedure shall apply:
a.	The Purchaser, directly or through any third entity acting on behalf of Purchaser, shall serve Notice of Loss to the Sellers of such Third Party Claim, requesting that it be indemnified.

b.	The Notice of Loss shall include (i) a copy of the document, if any, which contains the Third Party Claim or a copy of the document, if any, pursuant to which a tax audit, inspection or review was commenced, or on which the claim is based, as the case may be; (ii) a description of the Loss; and (iii) any other information on which Purchaser relies to substantiate its claim. The Notice of Loss shall be accompanied by reasonable supporting documentation that is reasonably available to Purchaser.

c.	Within the ten (10) Business Days following receipt of the Notice of Loss, the Sellers shall notify the Purchaser (i) if they reject that a Loss could eventually arise from the Third Party Claim, or (ii) if they accept that a Loss could eventually arise from the Third Party Claim.

d.	The Affected Company shall have the right to exercise the defense which it considers most convenient, including the acceptance or opposition to the claim, or the settlement thereof, whether it be judicial or extra-judicial, without the Sellers having the right to limit in any way this right of the Affected Company, in each case without prejudice to any other rights that Purchaser may have under this Agreement or applicable law, the Purchaser’s right to commence, at any time starting from the Sellers’ response, legal proceedings. The Sellers, directly or through their designated advisors, shall have the right to be periodically informed of the development of the claim involved.

e.	In the circumstance provided for in Clause 12.2(c)(ii), the Sellers shall include in their response an express indication of their instructions to the Purchaser as to whether (i) they accept the amount of the Third Party Claim stating in the response that the Sellers shall take responsibility for the amount of such claim pursuant to Clause 10; or (ii) they reject the amount of the Third Party Claim, stating in the response the amount, if any, that they accept and their reasons for rejecting the balance. In the event Sellers object to the amount of the Third Party Claim, and subject in all cases to the right of Purchaser or the Affected Company, as the case may be, to control the defense to such Third Party Claim as provided in 12.2 (d) above, (A) Purchaser and Sellers shall cooperate in the conduct of any proceeding relating to such claim, (B) Sellers shall have the right to participate in such proceeding at Sellers’ expense. If the Affected Company enters into any settlement agreement without the consent of Sellers, and the Purchaser exercises its right to claim a Loss, Sellers may initiate an action in a court of competent jurisdiction against Purchaser to recover from Purchaser the amount of the settlement claimed by Purchaser as a Loss in excess of what Sellers believe is reasonable. If Sellers prevail in such action, Purchaser shall repay to Sellers the amount of the Loss determined by the court to be in excess of a reasonable settlement; the non-prevailing party shall pay all the costs of such litigation, including reasonable attorney fees for both parties.

f.	If within the ten (10) Business Days following receipt of the Notice of Loss the Sellers have not notified the Purchaser of their response, or their response is not one of those provided for in Clause 12.2(c), they shall be deemed to have rejected the Loss deriving from the Third Party Claim, and shall be subject to the same regime as provided for in Clause 12.2 (d).

g.	Notwithstanding any provisions to the contrary contained in this Agreement, Purchaser shall have the sole right to control and make all decisions regarding the DME Group Company interests in any Tax audit or administrative or court proceeding relating to Taxes, including selection of counsel and selection of a forum for such contest, provided, however, that in the event such audit or proceeding relates to Taxes for which Sellers are responsible and have agreed to indemnify Purchaser pursuant to Clause 10.1 hereof, (A) Purchaser and Sellers shall cooperate in the conduct of any audit or proceeding relating to such Taxes, (B) Sellers shall have the right to participate in such audit or proceeding at Sellers’ expense, (C) Purchaser shall not enter into any agreement with the relevant taxing authority pertaining to such Taxes without the written consent of Sellers, which consent shall not unreasonably be withheld, and (D) Purchaser may, without the written consent of Sellers, enter into such an agreement provided that Purchaser shall have agreed in writing to forego any indemnification under this Agreement with respect to such Taxes. In the event of any conflict between the provisions of this Clause 12.2 g. and any other provision of this Agreement, the provisions of this Clause 12.2 g. shall control.

13.	Sellers’ Non-Competition

13.1	On or before Closing Date, each of the Sellers shall have entered into separate, binding non-competition agreements with the Purchaser in the form of Schedule 13 to this Agreement. Such non-competition agreements to extend from the Closing Date and until the fifth (5th) anniversary of the Closing Date (hereinafter, this period shall be referred to as “the Non-Competition Period”).

13.2	In the event that any of the Sellers breaches the aforementioned obligations during the Non-Competition Period, the Purchaser will have the right to recover from Sellers for each breach the greater of: (a) damages and losses arising from the breach; or (b) the amount of €5,000,000.00 (in words: five million euros). The Sellers expressly recognize the essential nature of the non-competition and confidentiality obligation and compliance therewith for the Purchaser’s decision to enter into this Agreement.

14.	Confidentiality

14.1.	Except for the press notices concerning the Transaction made in accordance with Clause 14.2 (and only to the extent of the information disclosed in such notices) and the required filings with the European Commission, the Parties agree to maintain this Agreement confidential, with regards to its object, terms, and conditions, and the documents and information resulting from this Agreement, such that the Parties shall not have the right to reveal any of their terms to any Person, other than such Persons forming part of its management bodies or senior management, or those who participate professionally in this Transaction as legal, accounting, financial or other advisors, or unless required to disclose such information by any regulatory body, inspector or supervisor, or due to any judicial ruling.

14.2.	In the event of disclosure required by applicable law, the Party required to disclose shall inform the other Parties of the content of the information to be disclosed prior to its disclosure, and to the extent possible, shall comply with the reasonable requests which such Parties may make. The content of any press notices or promotional communications, whether commercial or analogous, whatever might be the media for its disclosure, shall be agreed to in writing by the Parties before its communication or disclosure. Specifically, the Parties agree that Purchaser may file the Agreement with the Securities and Exchange Commission of the United Sates of America in Washington, D.C., United States of America, and such filings and disclosure of information pertaining to such filings will not constitute a breach by the Purchaser of this Clause 14.

15.	Actions After Closing

15.1.	After the Closing Date, Sellers will, without further cost or expense to Purchaser, execute and deliver to Purchaser (or cause to be executed and delivered to Purchaser), such additional instruments of conveyance, and Sellers shall take such other and further actions as Purchaser may reasonably request to complete the legal formalities necessary to sell, transfer, and assign to Purchaser and vest in Purchaser title to the Shares and to vest in the DME Portfolio assets necessary to conduct its business in future as it is currently being conducted.

15.2.	As and to the extent Sellers shall have failed to obtain prior to Closing Date the consent or approval (or an effective waiver thereof) of any person or persons in respect of any item described in Clause 6.4 hereof, after the Closing Date:
(a)	the Parties will use their best efforts to obtain from such person or persons the consents or approvals (or effective waivers thereof); and

(b)	if the Parties are unable to obtain any such consent, approval, or waiver, then (1) this Agreement shall not constitute or be deemed to be a contract to assign the same if an attempted assignment without such consent, approval, or waiver would constitute a breach of such item or create in the issuer or any party thereto the right or power to cancel or terminate such item and (2) Sellers will cooperate with Purchaser in any reasonable arrangement designed to provide Purchaser with the benefit of Sellers’ rights under such item, including enforcement (at Purchaser’s expense) of any and all rights of Sellers against such person as Purchaser may reasonably request.
15.3.	Sellers shall provide Purchaser and its subsidiaries with information and assistance necessary to permit the Activities of the DME Group to continue during the transition period after Closing without interruption and without being adversely affected by the Transaction.

16.	Bank Guarantee (“Aval a primer requerimiento”)

16.1.	Sellers’ First Demand Bank Guaranty
a.	All obligations of the Sellers pursuant to this Agreement shall be covered by the First Demand Bank Guarantee (“Aval a primer requerimiento”), to be provided by Sellers substantially in the form set out in Schedule 16.1.

b.	“First Demand Bank Guarantee” means a guarantee delivered by a reputable international bank, reasonably acceptable to the Purchaser, to cover all obligations of the Sellers pursuant to this Agreement. The First Demand Bank Guarantee shall be issued at the latest on the Closing Date and shall be limited to the amount of € 39,000,000.00 (in words: Euro thirty nine million). The Guarantee shall be enforceable for a period of three years and three months from the Closing Date. If at such Date there are unresolved disputes between the Parties, the First Demand Bank Guarantee will be extended, in the value of the dispute between the Parties, until final resolution of the dispute between the Parties.
16.2.	Purchaser’s Bank Guaranty
a.	Obligations of the Purchaser pursuant to Clauses 7.5 and 7.6 of this Agreement shall be covered by Purchaser’s Bank Guarantee, to be provided by Purchaser substantially in the form set out in Schedule 16.2.

b.	The Purchaser’s Bank Guarantee means a guarantee delivered by the Spanish branch or subsidiary of a reputable international bank, reasonably acceptable to the Sellers, to cover the obligations of the Purchaser pursuant to Clause 7.5 in this Agreement. The Purchaser’s Bank Guarantee shall be issued at the latest on the Signing and shall be limited to the amount of € 10,000,000.00 (in words: Euro Ten million). The Purchaser’s Bank Guarantee shall be enforceable for a period of six months from the Closing Date. If at such Date there are unresolved disputes between the Parties, the Purchaser’s Bank Guarantee will be extended, in the value of the dispute between the Parties, until final resolution of the dispute between the Parties. Sellers will return Purchaser’s Bank Guarantee to Purchaser (i) upon effective transfer of shares; or (ii) one month after the Transaction is rejected by the competent antitrus authorities, unless during that period Sellers have filed a claim before competent courts of justice pursuant to Clause 18.2 for breach of Purchaser’s obligation under clause 7.6 of this Agreement.
17.	Miscellaneous

17.1.	Notices
a)	All notices or communications which the Parties must make under this Agreement shall be made in writing, both in English and Spanish and shall be delivered (i) by personal delivery with written confirmation of receipt by the other Party; (ii) by notaries service made by a Spanish notary; (iii) by burofax; (iv) by electronic mail (email) with a written copy sent by registered mail, or (v) by any other means which leaves certifiable evidence of its receipt Date by the addressee(s).

b)	Notices and communications among the Parties shall be delivered to the addresses and to the attention of the persons indicated in Schedule 17.1 (b) of this Agreement.

c)	Any change to the addresses for notices shall be immediately communicated to the other Parties in accordance with the rules set out in this Clause. Until a Party receives notice of a change of address from the other Parties, any notices sent to the previous address shall be valid.
17.2.	Entire Agreement; Severability
a)	This Agreement contains the entire agreement among the Parties in regards to the subject matter which constitutes its object, and supersedes all prior agreements or prior pre-contractual undertakings, whether verbal or written, which could bind the Parties in relation to this matter, including without limitation the Letter of Intent and the Term Sheet.

b)	If any of the provisions of this Agreement were declared void or invalid, such declaration shall not affect the remaining provisions. The Parties shall be freed from all rights and obligations which derive from the provision declared void or invalid, but only to the extent that these rights and obligations are directly affected by such voidance or invalidity. In this event, the Parties shall negotiate in good faith to substitute the void or invalid provision with another valid and effective provision which sets out, to the extent possible, the original intention of the Parties.
17.3.	Amendments and Waivers
a)	This Agreement shall not be modified except by means of a written instrument signed by all Parties hereto containing an express and unequivocal statement of the amendment agreed upon and explicitly referring to the provision to be amended.

b)	The failure by a Party to exercise any right under this Agreement shall not be considered as a waiver of such right and shall not inhibit in any way the subsequent exercise of such right by such Party.
17.4.	Expenses and Taxes

The expenses and Taxes resulting from the negotiation, formalization, execution, and Closing of this Agreement shall be borne by the Parties as indicated below:
a)	The notary fees related to the formalization this Agreement and the Closing shall be borne by Purchaser.

b)	The filing fees related to the fulfillment of the Condition Precedent set out in Clause 5.1a) shall be borne by Purchaser.

c)	The fees of advisors, auditors and other professionals shall be borne by the Party that in each case contracted such advisors.

d)	The Taxes which result from the formalization, execution and Closing of this Agreement shall be borne by the Parties as determined by law.
17.5.	Communication
a)	Except as required by law, no public announcements or press releases concerning the sale and transfer of the Shares shall be made by either Party without the prior written consent of the other Party.

b)	Purchaser and Sellers agree to use their best efforts to develop a joint communication plan and to cooperate fully in determining the location, time and manner of disclosing the formation pertaining to the transactions contemplated by this Agreement to customers, suppliers and employees.

c)	Sellers shall not make any declarations to third parties, whether verbal or written, in public or in private, which would be expected to negatively affect the DME Portfolio, Purchaser or its subsidiaries or their respective employees or operations.
17.6.	Assignment

The Parties shall not assign this Agreement or any part hereof without the written consent of the other Party hereto. Sellers, however, hereby consent to the total or partial assignment by Purchaser of this Agreement to any affiliate of TRW, under the condition that Purchaser remain jointly and severally liable for any money payments to be made to Sellers under this Agreement (and any of the Exhibits of this Agreement).

This Agreement shall be binding on and accrued to the benefit of the Sellers, their heirs and successors.

18.	Governing Law and Jurisdiction

18.1.	This Agreement shall be governed and interpreted in accordance with the laws of the Kingdom of Spain.

18.2.	The Parties expressly agree to submit all conflicts resulting from the execution or interpretation of this Agreement to the courts and tribunals of the city of Madrid, with express waiver of their own forum, if they have a right to such other forum.

19.	Language

19.1.	This Agreement shall be signed in both Spanish and English Language. In the event of a conflict between the Spanish and English Versions the terms of the Spanish version shall prevail.

Signatures Page
AGREEMENT FOR THE PURCHASE AND SALE OF SHARES
IN THE DME GROUP
IN WITNESS WHEREOF, the Parties execute this Agreement in one original counterpart for purposes of formalizing it before a notary public at the place and date indicated at the top of this document.

THE SELLERS

Ms. Nuria Castellón García	Mr. Luis Gras Tous

Signature	Signature

Ms. Maria Luisa Gras Castellón	Mr. José Ramón Sanz Pinedo

Signature	Signature

THE PURCHASER

TRW Automotive Inc.	Automotive Holdings (Spain), S.L.

Mr. Guenter Brenner	Mr. Roderick McLaren

LIST OF SCHEDULES

Schedule I:	Shares owned by the Sellers in the DME Group

Schedule II:	Shares owned by DME in DME Portfolio

Schedule 1.1:	Definitions

Schedule 2.1:	Title of Shares

Schedule 4.2:	Instructions to the Escrow Agent

Schedule 4.2.b):	Payment Details

Schedule 4.3.d):	Base-Line Net Book Value

Schedule 6.4 c):	Form of certificate of compliance with obligations during the Interim Period

Schedule 6.4 d):	Form of certificate of compliance with requirements of the articles of association for the transfer of Shares of DME

Schedule 6.4 e):	Form of certificate of validity of the Representations and Warranties

Schedule 6.4.j):	Letter related to the lease agreement

Schedule 7.2:	Actions Prior to Closing

Schedule 8.1:	Representations and Warranties of the Sellers

Schedule 9.1:	Representations and Warranties of Purchaser

Schedule 13:	Form of non-competition Agreements

Schedule 16.1:	Form of Sellers’ First Demand Bank Guarantee

Schedule 16.2:	Form of Purchaser’s Bank Guarantee

Schedule 17.1 (b):	Notices

SCHEDULE 1.1
DEFINITIONS

“Activities of the DME Group”:	Means the activities of DME Group as defined in Recital IV.

“Adjustments”:	Means the adjustments to be done to the Purchase Price as described in Clause 4.3.

“Affected Company”	Has the meaning provided for in Clause 12.2

“Agreement”:	Means this document with all the attachments, annexes and schedules thereto.

“Auditor’s Report”:	Has the meaning provided for in Clause 4.3 a)

“Auditors”:	Means the auditor referred to in Clause 4.3 a)

“Bank”:	Means [first line bank operating in Spain to be determined by the Parties before Closing] Bank.

“Base-Line Net Book Value”:	Has the meaning set out in Clause 4.3 d)

“Business Day”:	Means any day not a Saturday, Sunday or holiday (whether a national, regional or local holiday) in Madrid, Spain.

“Closing”:	Means the time when the Shares are transferred and the other actions provided for in clause 6.4 are completed.

“Closing Assets”:	Has the meaning provided in clause 4.3. a)

“Closing Balance Sheet”:	Has the meaning provided in clause 4.3. a)

“Closing Date”:	Means the date determined in accordance with the terms of clause 6.1.

“Closing Financial Statements”	Means individual and consolidated financial statements of the DME Group companies prepared by the Company as of and for the period ended on the Closing Date.

“Closing Liabilities”:	Has the meaning provided in clause 4.3. a)

“Closing Net Book Value”:	Is the figure resulting from the calculation pursuant to Clause 4.3.e)

“Conditions Precedent”:	Means the conditions precedent described in clause 5 of this Agreement.

“Consolidated Financial Statements”:	Means the consolidated balance sheet, consolidated profit and loss account, the consolidated notes to the financial statements (“memoria”) of the DME Group on the Reference Date of the Financial Statements which are attached hereto as Annex 7.1 to Schedule 8.1.

“Controlled Subsidiaries”:	Has the meaning described in Recital III (i)

“Disclosure Annexes”:	Means each and every one of the Annexes to Schedule 8.1 in which the Sellers set out the exceptions to the Representations and Warranties.

“DMB”:	Means the Brazilian company “DALPHI METAL BRASIL, L.T.D.A.”, registered at the Commercial Registry of Parana (Brasil), having its registered office at Rua Marechal Deodoro 630-17º Andar, Conjunto 1708 Curitiba, Estado do Parana (Brasil), and holding Tax Identification Number (“CEP”) 80.010-912.

“DME”:	Means the Spanish company “DALPHI METAL ESPAÑA, S.A.”, registered at the Commercial Registry of Madrid, at tome 1,548, page M-28447, having its registered office at calle Mártires Concepcionistas, 3, 28006 Madrid, and holding Tax Identification Number (“NIF”) A-36610244.

“DME Group”:	Has the meaning provided for in Recital III (ii)

“DME Portfolio”:	Has the meaning as defined in Recital III

“DME Shares”:	Means the 19.760 bearer shares in DME, each having a par value of € 30.05, representing the whole of the share capital of DME, numbered consecutively from 1 to 1 to 19.760, both inclusive.

“DMI”:	Means the Spanish company “DALPHI METAL INTERNACIONAL, S.A.”, registered at the Commercial Registry of Madrid, at tome 1,584, , page M-29000, having its registered office at calle Mártires Concepcionistas, 3, 28006 Madrid, and holding Tax Identification Number (“NIF”) A-36643997.

“DMI Shares”:	Means the 60,000 nominative shares in DMI, each having a par value of €30.05, representing the whole of the share capital of DMI, numbered consecutively from 1 to 60,000, both inclusive.

“DMP”:	Means the Portuguese company “DALPHI METAL PORTUGAL,S.A.”, registered at “Conservatoria do Registro Comercial de Vila Nova de Cerveira”, with registration number 142/920413, having its registered office at Zona Industrial de Vila Nova de Cerveira, Freguesia de Campos, Concelho de Vila Nova de Cerveira (Portugal), and holding Tax Identification Number 502764252.

“DMP Shares”:	Means the 30,000 nominative shares in DMP, each having a par value of € 49.88, representing the whole of the share capital of DMP, numbered consecutively from 1 to 30,000, both inclusive.

“DMS”:	Means the Spanish company “DALPHI METAL SEGURIDAD, S.A.”, registered at the Commercial Registry of Madrid, at tome 10,214, page M-161626, having its registered office at calle Mártires Concepcionistas, 3, 28006 Madrid, and holding Tax Identification Number (“NIF”) A-81300188.

“DMS Shares”:	Means the 16,000 nominative shares in DMS, each

having a par value of € 601.01, representing the whole of the share capital of DMS, numbered consecutively from 1 to 16,000, both inclusive.

“DMT”:	Means the Tunisian company “DALPHI METAL TUNISIE, S.A.R.L.”, registered at the Commercial Registry of Túnez, at volume 67, Serie A, Case 254, having its registered office at 38, Rue de Bône-ZI Ben arous-2013, Tunis, and holding Tax Identification Number (“Matricula Fiscal”) 745173L.

“Due Diligence”:	Has the meaning described in Clause 8.4.

“Escrow Fund”:	Has the meaning described in Clause 4.2

“First Demand Bank Guarantee”	Means the Bank Guarantee foreseen in Clause 16.1

“Individual Financial Statements”:	Means, in respect of each of the companies in the DME Group, in each case, the balance sheet, profit and loss account, the notes to the financial statements (“memoria”) [and the management report] of each of the DME Portfolio on December 31, 2004 which are attached hereto as Annex 6.1 to Schedule 8.1.

“Intellectual or Industrial Property Rights”:	Means: (i) inventions, discoveries, processes, designs, techniques, developments, technology, and related improvements, whether or not patentable;

(ii) patents, utility models and certificates of inventorship for inventions and applications therefore, including reissues, renewals, re-examinations and extensions thereof;

(iii) industrial designs;

(iv) distinctive signs (under Spanish law) and trademarks (under European Community law and under the national laws of other countries), trade dress, service marks, service names, trade names, brand names, logos or business symbols, whether registered or unregistered, and pending applications to register the foregoing, including extensions and renewals thereof and goodwill associated therewith;

(v) technical, scientific, and other know-how, trade secrets, methods, processes, practices, formulas and techniques, blueprints, industrial drawings, diagrams of integrated circuits, computer software programs and software systems, including all databases, compilations, tool sets, compilers, higher level or “proprietary” languages, related documentation and materials, whether in interpretive code, source code, object code or human readable form;

(vi) copyrights in writings, designs, software, mask works or other works, whether registered or unregistered, and pending applications to register the same (including moral rights and other author’s rights, rights of publicity and privacy, “name and likeness” rights and other similar rights);

(vii) domain names; and

(viii) any other analogous rights not indicated in the preceding points in this definition.

“Interim Period”:	Means the period of time between the Signing and the Closing Date.

“Letter of Intent”	Means the letter of intent entered by the Parties on May 10, 2005 before the Spanish Notary Mr. Segismundo Álvarez Royo-Vilanova.

“Loss” or “Losses”:	Means the damages and losses as defined in clause 10.

“Material Adverse Change”:	Means any material adverse change, or any event, circumstance, condition or matter that has caused or resulted in, or is reasonably likely to cause or result in, a material adverse change, in the business, properties, results of operation, condition (financial or otherwise), assets or liabilities of the DME Portfolio taken as a whole; provided, however, that Material Adverse Change shall not include any change resulting from (i) announcement of the execution of this Agreement and the transactions contemplated hereby or (ii) general economic or political conditions or other conditions affecting the industry in which the DME Group operates.

“Non-Competition Agreements”:	Means the agreements referred to in Clause 13.1.

“Non-Competition Period”:	Means the time period determined in accordance with the clause 13.1.

“Notice of Loss”:	Means any of the notices described in clause 12.1 a)

“Ordinary Course of Business”:	Means the acts or omissions of each of the companies in the DME Group which satisfy each of the following requirements:

(i) such acts or omissions consistent with (in their nature, amount and economic content) the practices followed by the relevant DME Group company prior to the Signing;

(ii) which do not require the approval or resolution of the General Meeting of Shareholders, Board of Directors, Executive Committee or the Managing Director of any of the companies in the DME Group; and

(iii) due to their nature do not have an extraordinary character or special relevance in respect of the normal development of the economic or business activity of the DME Portfolio.

“Other Participations”	Has the meaning described in Recital III (iii).

“Parties”:	Means collectively the Sellers and the Purchaser.

“Person”:	Means a natural or legal person.

“Personal Rights”:	Means any restriction, obligation or defect having a personal nature which encumbers (i) the title to the asset, its peaceful and full possession, (ii) the capacity of the transferor to freely dispose of the asset, or (iii) any other right inherent in its title. Personal Charges includes preferential acquisition rights, rights of first refusal, buy-back rights, obligations to offer, option rights, limitations on use, disposition or enjoyment, or any other limitations of rights inherent in the ownership of the asset in question, whether they be in the articles of association or of a voluntary, legal or contractual nature, or other charges, restrictions, encumbrances of a personal nature.

“Personnel”:	Means all of the employees of the companies of DME Group.

“Post Closing Adjustments”:	Has the meaning set out in Clause 4.3.

“Purchase Price”:	Means the consideration of the purchase and sale of the Shares of DME determined pursuant to the terms of clause 4.1

“Purchaser”:	Means jointly TRW Automotive Inc. and Automotive Holdings (Spain), S.L. as described in the introduction to the Parties of this Agreement.

“Real Rights” (derechos reales):	Means any restriction, obligation or defect of a real nature which encumbers (i) title to an asset, its peaceful enjoyment and full possession, or (ii) the capacity to freely dispose of it, or (iii) any other right inherent in its title. Such term includes mortgages, pledges, usufructs, rights of anticresis, servitudes, rights of use, rights of census, retention rights, pre-emptive entries in any public registries, and other charges, restrictions and encumbrances of a real nature.

“Recoverable Exceptions”:	Means the list of matters, actions and events set forth in Schedule 9.1 or expressly qualified as such in any other place, which are subject to being indemnified by the Sellers on the terms of clause 8.4 even when they appear in the Disclosure Annex.

“Relevant Companies”:	Has the meaning set out in Recital III (ii)

“Representations and Warranties” of Seller:	Means the representations and warranties of the Sellers set forth in Schedule 8.1.

“Sellers”:	Means (i) Ms. Nuria Castellón García; (ii) Mr. Luis Gras Tous; (iii) Ms. María Luisa Gras Castellón; and (iv) Mr. José Ramón Sanz Pinedo as described in the introduction to the Parties of this Agreement, and all and any of their heirs or successors.

“Shares”:	Means the DME Shares.

“SB”:	Means the Portuguese company “SAFE BAG, Industria Componentes de Segurança Automovel, S.A.”, registered at “Conservatoria do Registro Comercial de Ponte de Lima” with registration number 01332/20040121, having its registered office at Zona Industrial Gemieira, Lotes quinza a vinte, Freguesia da Gemieira, Concelho de Ponte de Lima (Portugal), holding Tax Identification Number 506832376.

“SL”:	Means the Portuguese company “SAFE LIFE, Industria Componentes de Segurança Automovel, S.A. , registered at the Commercial Registry of “Conservatoria do Registro Comercial de Vila Nova de Cerveira”, with registration number 308/250200, having its registered office at Zona Industrial Gemieira, Lotes quinza a vinte, Freguesia da Gemieira, Concelho de Ponte de Lima (Portugal), holding Tax Identification Number 504822268.

“Signing”:	Means the date of execution of this Agreement, which appears at the top of this document.

“Taxes”:	Means any tax, levy, assessment, customs duties, rate, fee, charge or any kind or amount of encumbrance of any analogous nature, required by any administrative authority, including surcharges, interests and penalties which are due.

“Term Sheet”	Means the term sheet provided by Purchaser to Sellers on date May 10th, 2005 during the negotiation of this Agreement.

“Third Party Claim”:	Shall have the meaning described in Clause 12.2

“Threshold”	Shall have the meaning described in Clause 11.4

“Time Limit”:	Has the meaning described in Clause 11.1

“Transaction”:	Means the sale and purchase of the Shares in accordance with the terms of this Agreement.